Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  July 10, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 922
            Guggenheim US High Dividend Strategy Portfolio, Series 5
         Guggenheim US SMID High Dividend Strategy Portfolio, Series 5
          Guggenheim Inflation Defense & Dividend Portfolio, Series 8
                               File No. 333-181474
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 922, filed on May 16, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim US High Dividend Strategy Portfolio, Series 5, Guggenheim US SMID High Dividend Strategy Portfolio, Series 5 and Guggenheim Inflation Defense & Dividend Portfolio, Series 8 (individually, a "Trust" and collectively, the "Trusts"). This letter serves to respond to your comments.

Guggenheim US High Dividend Strategy Portfolio, Series 5
--------------------------------------------------------

Security Selection
------------------

     1. Initial Universe. This section describes the criteria used to create the initial universe. Please revise the third and fourth bullet points so the disclosure is similar to that of the second bullet point by clarifying that securities with market capitalizations of less than $200 million and liquidity of less than $0.6 million are excluded from the initial universe.

     Response: The disclosure has been revised to state:

     o Exclude securities with a market capitalization less than $200 million. Market capitalization is determined by the closing price as of the Security Selection Date.

     o Exclude securities with a liquidity of less than $0.6 million. Liquidity is determined by the average 20 day trading volume in U.S. dollars and is calculated as the average of a 20 trading day look back from the Security Selection Date (i.e., trading volume in shares multiplied by the closing price for the day as provided by FactSet Research Systems, Inc.).

     2. Rank on Fundamentals. Please provide the information sources used to determine "return on assets" described in the first bullet point and "earnings" described in the second bullet point of this section. Additionally, please provide the time periods used to determine "return on assets" and "earnings" (i.e., quarterly, trailing twelve months, fiscal year, etc.) in this section.

     Response: The disclosure has been revised to state:

     o Return on assets as provided by S&P Compustat, and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

     o Earnings before interest, taxes, depreciation and amortization for the latest four quarters divided by enterprise value, as provided by S&P Compustat. Enterprise value is determined by adding the equity market capitalization as of the most recent closing price with the total outstanding long term and short term debt as determined by the most recently available balance sheet, and then subtracting any cash and short term investments as determined by the most recently available balance sheet.

     In addition, the third bullet has been revised by adding ", as provided by S&P Compustat" at the end of the first sentence.

Guggenheim US SMID High Dividend Strategy Portfolio, Series 5
-------------------------------------------------------------

     3. Please apply the comments to Guggenheim US High Dividend Strategy Portfolio, Series 5 to this Trust.

     Response: The disclosure has been revised as requested.


Guggenheim Inflation Defense & Dividend Portfolio, Series 8
-----------------------------------------------------------

Investment Objective and Principal Investment Strategy
------------------------------------------------------

     4. The investment objective states that the Trust "seeks to provide current income and total return through capital appreciation." Total return is a combination of current income and capital appreciation. Please revise this investment objective to eliminate the confusion and to add a dividend focus. In addition, the last sentence of the first paragraph of the Principal Investment Strategy states that "[t]he strategy has a secondary objective of providing dividend income." This conflicts with the investment objective. Please revise accordingly.

     Response: The investment objective has been revised to state: "The Inflation Defense Trust seeks to provide total return." In addition, the last sentence of the first paragraph of the Principal Investment Strategy has been revised to state: "The trust will seek to achieve its investment objective through holding stocks with the potential for capital appreciation and dividend income."

Security Selection
------------------

     5. Rank on Fundamentals. Please provide the time periods used to determine "return on assets" in the first bullet and "earnings" in the second bullet (i.e., quarterly, trailing twelve months, fiscal year, etc.) in this section. In addition, please confirm that the source used to determine "return on assets" and "earnings" is FactSet.

     Response: The disclosure has been revised to state:

     o Return on assets as provided by FactSet, and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

     o Earnings before interest and taxes for the latest four quarters divided by enterprise value, as provided by FactSet. Enterprise value is determined by adding the equity market capitalization as of the most recent closing price with the total outstanding long term and short term debt as determined by the most recently available balance sheet, and then subtracting any cash and short term investments as determined by the most recently available balance sheet.

     In addition, the third bullet has been revised by adding ", as provided by S&FactSet" at the end of the first sentence.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren